Exhibit 99.10

PRESS RELEASE

France: TotalEnergies Files for Authorization of Its Giant
Centre Manche Énergies Offshore Wind Project

Paris, May 28, 2026 – Eight months after being awarded the project by the French State, TotalEnergies’ wholly owned project company Centre Manche Énergies has officially applied for the Single Authorization of the 1.5 GW offshore wind farm, which will be sited off the coast of Normandy. This marks a significant milestone in the development of France’s largest renewables project.

“We are delighted to have filed for authorization and to have reached this major milestone for Centre Manche Énergies. We would like to thank our technical partners and regional stakeholders, as well as the authorities, for their hard work. We intend to continue developing this competitive, value-creating project for Normandy, which will provide renewable electricity to nearly one million French homes”, said Thierry Muller, Project Director for Centre Manche Énergies.

Finalization of the initial surveys

In line with regulatory requirements, the application includes technical and environmental surveys, a preliminary design for the wind farm, and the planned installation program. The environmental impact assessment takes account of the findings of the aforementioned surveys, regular discussions with government departments, and the contributions gathered through the consultation process carried out with regional stakeholders.

The project’s next steps

The permitting process is now entering a new phase, starting with completion of the dossier followed by its examination by the government. At the same time, Centre Manche Énergies will pursue consultation with local officials, environmental organizations, seafarers, and the public to ensure the project is well integrated into the region’s economy and community.

A major French electricity project

Located more than 40 km off the Normandy coast, this will be the largest renewables project ever developed in France. Once built, it will generate around 6 TWh per year and supply enough green electricity to power more than one million French homes.

The project represents an investment of €4.5 billion and will generate significant economic benefits for the local region, employing up to 2,500 people during the three-year construction phase. TotalEnergies also plans to make use of the local workforce, which has specialist expertise in the offshore wind sector.

The project will also benefit European industry, as TotalEnergies intends to focus sourcing on European suppliers, particularly for wind turbines and electric cables.

TotalEnergies in France

A leading economic player established in France for over a century, TotalEnergies is continuing to invest in its home country’s energy security and in the nationwide supply of fuels, gas and electricity.

Since 2020, while transforming its energy offering, TotalEnergies has invested several billion euros in France, nearly half of which has helped support the energy transition of its sites and customers. Its renewables portfolio boasts 420 wind, solar, hydropower and battery storage facilities, allowing TotalEnergies to meet the electricity needs of the equivalent of 1.8 million people in France, putting the Company among the country’s top three renewable power operators, with more than 2 GW of installed capacity. TotalEnergies supplies electricity and gas to 4.2 million residential and business customers.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of April 2026, TotalEnergies holds almost 36 GW of gross renewable power generation capacity and aims to achieve over 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).